300 North LaSalle
Chicago, IL 60654
Alexander M. Schwartz	United States
To Call Writer Directly:		Facsimile:
+1 312 862 2578	+1 312 862 2000	+1 312 862 2200
alexander.schwartz@kirkland.com
www.kirkland.com

March 23, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Katherine Bagley

                     Dietrich King

Re:	Express, Inc.

Registration Statement on Form S-3

Filed February 22, 2021

File No. 333-253368

On behalf of Express, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment raised in the letter to the Company, dated March 4, 2021, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s response below corresponds to the caption and number of the sole comment (which is reproduced below in italics).

Registration Statement on Form S-3 filed February 22, 2021

General

1.

We note recent volatility in the price of your common shares listed on the New York Stock Exchange. Please revise your registration statement to provide specific, tailored disclosure about volatility in your trading price and market events and conditions, including your particular situation and the potential impact on investors. For guidance, please refer to the Division of Corporation Finance’s Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility, which is available on the Commission’s website. If you believe that certain comments in the sample letter are not relevant given the particular circumstances of your business, please tell us why.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

March 23, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and will add disclosure to any prospectus supplement used in connection with an offering under the registration statement to provide specific, tailored disclosure about any material volatility in the Company’s trading price and market events and conditions in accordance with the guidance provided by the Division of Corporation Finance’s Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility. The precise disclosure to be included will, in part, be based upon the facts and circumstances applicable to the Company as of and prior to the date of any prospectus supplement, and will require the input of any underwriters and their counsel to the extent a proposed offering is underwritten. To facilitate the Staff’s review of the registration statement, the Company has provided below its expected approach to disclosure for any prospectus supplement under the registration statement, which may be modified as noted above.

Prospectus Supplement Cover Page

If applicable near the time of filing the prospectus supplement, the Company will describe any recent price volatility in its stock on the cover page, as well as include a cross-reference to a risk factor addressing such recent volatility.

If applicable near the time of filing the prospectus supplement, the Company will add disclosure to the cover page of the market price of its common stock prior to any recent price volatility in its stock, in addition to the market price of a date immediately prior to the filing.

If applicable near the time of filing the prospectus supplement, the Company will describe any recent change in its financial condition or results of operations, such as its earnings, revenues or other measure of company value that is consistent with the recent change in its stock price. If there has been no such change to the Company’s financial condition or results of operations based on recent changes in its stock price, the Company will disclose that fact.

Risk Factors

If applicable near the time of filing the prospectus supplement, the Company would propose adding the following risk factors to such filing if not already incorporated by reference therein:

As a result of the extreme volatility of the market prices and trading volume that our shares of common stock have recently experienced, and may in the future again experience, purchasers of our common stock could incur substantial losses.

Securities and Exchange Commission

March 23, 2021

The extreme volatility of the market prices and trading volume that our shares of common stock have recently experienced, and may continue to experience could cause purchasers of our common stock to incur substantial losses. For example, from January 1, 2021 to the date hereof, the market price of our common stock has fluctuated from an intra-day low on the NYSE of $                per share on                 , 2021 to an intra-day high of $                on                 , 2021. Since                 , 2021, the trading price of our common stock has reached an intra-day low on the NYSE of $                per share on                 , 2021, and the last reported sale price of our common stock on the NYSE on                 , 2021, was $                per share. Significant fluctuations in the market price of our common stock have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. The market volatility and trading patterns we have experienced create several risks for investors, including the following:

•

the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance, financial condition or business prospects, or macro or industry fundamentals;

•

factors in the public trading market for our common stock may include the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

•

our market capitalization, as implied by various trading prices, has reflected valuations that diverge significantly from those seen prior to recent volatility and that are significantly higher than our market capitalization immediately prior to such recent volatility, which began January 22, 2021, and to the extent these valuations reflect trading dynamics unrelated to our financial performance or business prospects, purchasers of our common stock could incur substantial losses if there are declines in market prices driven by a return to earlier valuations;

•

to the extent volatility in our common stock is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common stock as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated;

•

if the market price of our common stock declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses.

Securities and Exchange Commission

March 23, 2021

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business.

Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

•	the ongoing impacts and developments relating to the COVID-19 pandemic;

•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

•	our current inability to pay dividends or other distributions;

•	publication of research reports by analysts or others about us or the specialty retail industry, which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•	additions or departures of key personnel;

•	actions by institutional or significant stockholders;

•	short interest in our stock and the market response to such short interest;

•	the dramatic increase in the number of individual holders of our stock and their participation in social media platforms targeted at speculative investing;

•	speculation in the press or investment community about our company or industry;

•	strategic actions by us or our competitors, such as acquisitions or other investments;

Securities and Exchange Commission

March 23, 2021

•	legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service (“IRS”);

•	investigations, proceedings, or litigation that involve or affect us;

•	the occurrence of any of the other risk factors included or incorporated by reference in this prospectus supplement; and

•	general market and economic conditions.

There may be future sales or other dilutions of our equity that may adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of any future stock issuances reducing the market price of our common stock and diluting their stock holdings in us. The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, the issuance of shares of common stock in acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock may materially adversely affect the terms upon which we may be able to obtain additional capital in the future through the sale of equity securities.

The number of shares of common stock we may offer hereunder is significant relative to the number of shares currently outstanding, and if we offer and sell a significant number of such securities, it could result in a decline in the price of our securities.

The                shares of our common stock that may be sold under this prospectus represent a substantial number of shares relative to our current shares outstanding. If we sell a large number of such securities at one time or over a short period of time, our common stock could experience a substantial decrease in price, and our investors may only be able to sell shares of our common stock at a substantial loss.

Securities and Exchange Commission

March 23, 2021

Use of Proceeds

To the extent applicable, the Company will disclose any information with respect to minimum and maximum offering amounts, including a discussion of the Company’s priorities for the proceeds received in the offering in the event it raises less than the maximum aggregate offering amount.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2578 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Alexander M. Schwartz

Alexander M. Schwartz, Esq.

cc:	Melinda R. McAfee, Esq.

Express, Inc.